Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 23 February 2010 of the following transactions by a PDMR:

On 11 February 2010, the spouse of Trevor Bond, Mrs Sandra Bond, disposed of 3,385 ordinary shares in the capital of the Company at a price of £8.45 per share.

On 22 February 2010, Trevor Bond disposed of 842 ordinary shares in the capital of the Company at a price of £8.48 per share.

On 23 February 2010, Trevor Bond disposed of 3,207 ordinary shares in the capital of the Company at a price of £8.49 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

23 February 2010